EXHIBIT 99.1

Hydrogenics Awarded 2.4 MW Power-to-Gas Plant in Germany

Latest win brings Hydrogenics Power-to-Gas Portfolio of Projects to over 20 MW

MISSISSAUGA, Ontario, March 22, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has entered into an agreement with Wind to Gas Südermarsch GmbH & Co. KG in Germany to deliver a 2.4 megawatt PEM Power-to-Gas system for hydrogen production. Located in Brunsbüttel, Germany, the installation will use Hydrogenics’ electrolysis technology to directly convert excess wind energy into hydrogen. The hydrogen will then be fed into the local natural gas pipeline, helping to reduce the region’s carbon footprint. Incentives for wind energy that cannot be fed into the grid will be phased out in the coming years; therefore wind investors are looking for innovative long-term solutions. The Südermarsch plant is expected to be up and running this year; additional terms were not disclosed.

“We are excited to work with Hydrogenics using wind power to create renewable hydrogen,” stated Tim Brandt, Project Manager of Wind to Gas Südermarsch. “Hydrogenics not only offered a compelling technological solution but also unmatched experience – underscored by over 500 reference sites in the past 20 years.”

“Entering this important partnership will bring our world-leading PEM electrolysis technology to the Südermarsch operation,” added Daryl Wilson, President & CEO of Hydrogenics. “This 2.4 megawatt facility will greatly help reduce emissions through the use of renewable hydrogen. With over 20 megawatts of energy storage plants commissioned or being built around the globe, Hydrogenics is clearly leading the Power-to-Gas market.”

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Company Contacts:
Chris Witty
Hydrogenics Investor Relations
646-438-9385
cwitty@darrowir.com